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                              April 11, 2024

       Eyal Perez
       Chairman of the Board
       Genesis Growth Tech Acquisition Corp.
       Bahnhofstrasse 3
       Hergiswil Nidwalden, Switzerland

                                                        Re: Genesis Growth Tech
Acquisition Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed March 21,
2024
                                                            File No. 001-41138

       Dear Eyal Perez:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

       General

   1. We note your response to prior comment 2. Please remove or revise your disclosure stating that Genesis
Sponsor and its affiliates' total potential ownership interest in the combined company would
be $2,732,707,500. While we note that you have used the
                                                        closing price of
Genesis SPAC's ordinary shares on the OTC, which was $12 as of March
                                                        18, 2024, in your
calculation, such a price may not reflect the significant dilutive effect from the warrant
exchange transaction with Genesis Sponsor. Specifically, we note that pursuant to the
warrant exchange, 8,875,000 private placement warrants will be cancelled in full and,
in consideration therefor, 221,875,000 Class A ordinary shares will be issued to Genesis
Sponsor.
   2. We note your response to prior comment 4. Please revise your statement about $11.43 million "at risk" to
explain that "Gensis Sponsor and its affiliates have spent
                                                        approximately $11.43
million to date with respect to Genesis SPAC" as you did in your correspondence.
 Eyal Perez
Genesis Growth Tech Acquisition Corp.
April 11, 2024
Page 2
Summary
Anticipated Accounting Treatment, page 28

3. We note your response to prior comment 1 and your revision to your filing to disclose that the Contributed Assets will be assigned a value of $0. Please further revise your filing to expand your disclosure to narratively describe the pro forma effects of all elements of the
      Contribution and Business Combination Agreement, including but not limited to, the $21 million obligation to pay MindMaze and its impact on your financial statements. In addition, please expand your disclosure to narratively describe the pro forma effects of the
      Warrant Exchange Agreement. Your enhanced disclosure should include, but not be limited to, the dilutive impact resulting from the issuance of 221,875,000 Class A ordinary shares to Genesis Sponsor. Reference is made to Rule 11-02 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameEyal Perez
                                                            Division of
Corporation Finance
Comapany NameGenesis Growth Tech Acquisition Corp.
                                                            Office of Real
Estate & Construction
April 11, 2024 Page 2
cc:       Andrei Sirabionian, Esq.
FirstName LastName